UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

NANOSTRING TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock par value $0.0001
(Title of Class of Securities)

63009R109
 (CUSIP Number)

Martin J. Wygod
P.O. Box 7188
Rancho Santa Fe, California 92067
(201) 703-3419
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 27, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63009R109

1	NAMES OF REPORTING PERSONS
Martin J. Wygod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,446,782

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,446,782

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,446,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.15% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based upon 47,545,550 shares of common stock of the Issuer outstanding as of July 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2023, that was filed by the Issuer with the SEC on August 3, 2023.

CUSIP No. 63009R109

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of NanoString Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 530 Fairview Avenue North, Seattle, Washington 98109.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Martin J. Wygod (the “Reporting Person”).

(b) The principal business address of the Reporting Person is P.O. Box 7188, Rancho Santa Fe, California 92067.

(c) The Reporting Person is a retired investor.

(d)-(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f) The Reporting Person is a citizen of the United States of America.

All shares beneficially owned by the Reporting Person (the “Purchased Shares”) are held through the Wygod Family Revocable Living Trust (the “Trust”). The Reporting Person is the sole settlor and sole trustee of the Trust and holds sole voting and dispositive power with respect to the Shares held by the Trust.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All Purchased Shares were acquired using funds of the Trust.

ITEM 4.	PURPOSE OF TRANSACTION.

The Purchased Shares were acquired for investment purposes. Except as otherwise set forth herein, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable securities laws, the Reporting Person may dispose of Shares or acquire additional Shares from time to time, subject to market conditions and other investment considerations. Additionally, the Reporting Person may from time to time engage in discussions with management of the Issuer regarding the Issuer’s business and operations. The Reporting Person reserves the right, in light of his ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change his plans and intentions at any time, as he deems appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,446,782 shares, constituting 5.15% of the Shares.

The Reporting Person’s beneficial ownership percentage is calculated using 47,545,550 shares of common stock of the Issuer outstanding as of July 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2023, that was filed by the Issuer with the SEC on August 3, 2023.

(c) Except for the open market purchases described below, the Reporting Person has not effected any transactions in the Shares during the last 60 days.

CUSIP No. 63009R109

Acquisition Date	Shares Purchased	Price Per Share
9/27/2023	274,927	$1.6840
9/26/2023	186,493	$1.6450
9/25/2023	5,000	$1.5910
9/25/2023	5,000	$1.5890
9/25/2023	105,000	$1.5240
9/25/2023	158,678	$1.5830
9/22/2023	45,000	$1.4610
9/22/2023	35,036	$1.4460
9/22/2023	5,000	$1.4210
9/21/2023	173,428	$1.4720
9/21/2023	172,500	$1.4720
9/20/2023	30,025	$1.5430
9/20/2023	30,000	$1.5420
9/19/2023	422,500	$1.5620
9/19/2023	422,500	$1.5620
9/18/2023	187,847	$1.7690
9/18/2023	187,848	$1.7690

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 63009R109	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2023	MARTIN J. WYGOD

/s/ Martin J. Wygod